Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report
Collection Period Ended   30-Sep-2021

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Aug-2021	30-Sep-2021		
Determination Date	13-Oct-2021			
Record Date	14-Oct-2021			
Distribution Date	15-Oct-2021			
Interest Period of the Class A-1 Notes (from... to)	22-Sep-2021	15-Oct-2021	Actual/360 Days	23
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	22-Sep-2021	15-Oct-2021	30/360 Days	23

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	332,500,000.00	219,126,804.86	113,373,195.14	340.972015	0.659028
Class A-2 Notes	560,000,000.00	560,000,000.00	560,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	560,000,000.00	560,000,000.00	560,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	130,000,000.00	130,000,000.00	130,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,582,500,000.00**	**1,582,500,000.00**	**1,469,126,804.86**	**113,373,195.14**		
Overcollateralization	40,578,961.98	40,578,961.98	40,576,974.05			
Adjusted Pool Balance	1,623,078,961.98	1,623,078,961.98	1,509,703,778.91			
Yield Supplement Overcollateralization Amount	34,735,936.60	34,735,936.60	32,087,403.19			
Pool Balance	**1,657,814,898.58**	**1,657,814,898.58**	**1,541,791,182.10**			

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	113,373,195.14	340.972015
Class A-2 Notes	0.210000%	75,133.33	0.134167	75,133.33	0.134167
Class A-3 Notes	0.460000%	164,577.78	0.293889	164,577.78	0.293889
Class A-4 Notes	0.730000%	60,630.56	0.466389	60,630.56	0.466389
Total		**$300,341.67**		**$113,673,536.81**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	115,611,664.10	(1) Total Servicing Fee	2,763,024.83
Interest Collections	9,913,540.64	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	154,114.10	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	0.00		
Purchase Amounts	32,049.21	(3) Interest Distributable Amount Class A Notes	300,341.67
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	292.58	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**125,711,660.63**	(6) Regular Principal Distributable Amount	113,373,195.14
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**125,711,660.63**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	9,275,098.99
		Total Distribution	**125,711,660.63**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	2,763,024.83	2,763,024.83	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	300,341.67	300,341.67	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	75,133.33	75,133.33	0.00
thereof on Class A-3 Notes	164,577.78	164,577.78	0.00
thereof on Class A-4 Notes	60,630.56	60,630.56	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	300,341.67	300,341.67	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	113,373,195.14	113,373,195.14	0.00
Aggregate Principal Distributable Amount	113,373,195.14	113,373,195.14	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10.00
minus Net Investment Earnings	10.00
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10.00
Net Investment Earnings on the Collection Account	282.58
Investment Earnings for the Collection Period	292.58

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:
Class A-1 Notes $332M (19.6%), Class A-2 Notes $560M (33.0%), Class A-3 Notes $560M (33.0%), Class A-4 Notes $130M (7.7%), Certificates $112M (6.6%), Total $1,694M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $84,732,569, according to Regulation RR.
*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	1,657,814,898.58	44,343
Principal Collections	64,643,035.96	
Principal Collections attributable to Full Pay-offs	50,968,628.14	
Principal Purchase Amounts	32,049.21	
Principal Gross Losses	380,003.17	
Pool Balance end of Collection Period	1,541,791,182.10	42,965
Pool Factor	93.00%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.59%
Weighted Average Number of Remaining Payments	55.46	53.27
Weighted Average Seasoning (months)	9.86	12.37

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,539,487,105.84	42,919	99.85%
31-60 Days Delinquent	1,950,600.90	39	0.13%
61-90 Days Delinquent	353,475.36	7	0.02%
91-120 Days Delinquent	0.00	0	- %
Total	1,541,791,182.10	42,965	100.00%

Delinquency Trigger			3.550%
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.023%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	380,003.17	10	380,003.17	10
Principal Net Liquidation Proceeds	153,248.42		153,248.42	
Principal Recoveries	-		-	
Principal Net Loss / (Gain)	226,754.75		226,754.75	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.085%	
Prior Collection Period	NA	
Second Prior Collection Period	NA	
Third Prior Collection Period	NA	
Four Month Average	0.085%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance		0.014%
Average Net Loss / (Gain)		22,675.48

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.